UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 23, 2023

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 23, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2022 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $39.1 million, or $0.39 per share, and adjusted net income attributable to shareholders of Teekay(1) (excluding items listed in Appendix A to this release) of $44.3 million, or $0.44 per share, in the fourth quarter of 2022.
•Adjusted EBITDA(1) of $173.4 million in the fourth quarter of 2022.
•Fiscal year 2022 GAAP net income of $78.4 million, or $0.77 per share, adjusted net income attributable to shareholders of Teekay of $64.6 million, or $0.63 per share, and adjusted EBITDA of $341.7 million.
•Tanker market remains strong with Teekay Tankers securing first quarter 2023 to-date spot rates of $50,600 per day for its Suezmax fleet and $67,600 per day for its Aframax-sized fleet, respectively.
•Since reporting earnings last quarter, Teekay Parent has repurchased a further $13.4 million of its outstanding common shares, bringing the total repurchased since the beginning of the program in August 2022 to $18.7 million at an average price of $4.16 per share.
Hamilton, Bermuda, February 23, 2023 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and twelve months ended December 31, 2022. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2022 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	393,479	303,199	196,493	1,190,184	682,508
Income (loss) from vessel operations	148,163	83,385	(27,090)	245,766	(185,353)
Net income (loss) attributable to the shareholders
of Teekay	39,104	33,133	(17,387)	78,407	7,806
Basic earnings (loss) per common share of Teekay	0.39	0.32	(0.17)	0.77	0.08
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	173,449	86,885	99,427	341,664	394,899
Adjusted net income attributable
to shareholders of Teekay (1)	44,319	15,312	8,354	64,609	19,798
Adjusted net earnings per share
attributable to shareholders of Teekay (1)	0.44	0.15	0.08	0.63	0.20
		As at December 31,	As at September 30,	As at June 30,	As at March 31,
(in thousands of U.S. dollars, except number of shares)		2022	2022	2022	2022
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash(2)		318,730	328,618	275,840	289,988
Market value of investment in Teekay Tankers (3)		297,696	266,100	186,327	146,271

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.
(2)Teekay Parent net cash as of December 31, 2022 includes cash and cash equivalents and short-term investments, less current portion of long-term debt totaling $21.2 million related to Teekay Parent's 5% Convertible Notes due in January 2023. Teekay Parent's net cash position decreased compared to September 30, 2022, primarily due to Teekay Parent's common share repurchases. As at December 31, 2022, Teekay Parent's remaining FPSO decommissioning and recycling costs are estimated to be approximately $7.7 million, which are expected to be paid through mid-2024.
(3)As at December 31, 2022, September 30, 2022, June 30, 2022, and March 31, 2022, Teekay Parent owned 9.6 million, 9.6 million, 10.6 million and 10.6 million Teekay Tankers Class A and B common shares, respectively, and the closing price of Teekay Tankers shares were $30.81 per share, $27.54 per share, $17.63 per share, and $13.84 per share, respectively.

CEO Commentary
“During the fourth quarter of 2022, mid-sized spot tanker rates surged to among the highest rates ever recorded, which resulted in Teekay posting its highest consolidated adjusted net earnings per share in 14 years,” commented Kenneth Hvid, Teekay’s President and CEO. “In addition, in January 2023, Teekay Parent repaid the remaining amount due at maturity on its convertible bond and is now debt free with over $300 million in cash, which is a major milestone in a six-year journey during which we have focused on simplifying and streamlining our group structure, while strengthening our balance sheet and financial flexibility to support our long-term value-creation strategy.”
“During the fourth quarter, Teekay Tankers reported its highest ever adjusted net income, driven by strong tanker supply and demand fundamentals, which has been further boosted by an increase in tanker tonne-miles resulting from the structural changes to energy trade flows following Russia’s invasion of Ukraine. The strong tanker market over the past year has transformed Teekay Tankers’ balance sheet, and we are now in the process of refinancing 19 of its sale-leaseback financings completed during the previous cyclical downturn with a new corporate revolver, which is expected to further reduce our interest costs and cash flow break-even levels. The spot charter rates that Teekay Tankers' fleet has secured so far in first quarter of 2023 remain strong and, with almost all of Teekay Tankers' fleet currently trading in the spot market, we believe we have significant operating leverage to benefit from this robust tanker market.”
“Lastly, since reporting earnings in November 2022, we have continued to repurchase Teekay’s common shares under our $30 million share repurchase program announced in August 2022, acquiring a further 3.0 million common shares. To-date, we have repurchased 4.5 million common shares, or approximately 4.4% of the outstanding common shares immediately prior to commencement of the program, at an average price of $4.16 per share.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's adjusted net income attributable to shareholders of Teekay(1) for the fourth quarter of 2022 increased compared to the same quarter of the prior year, primarily due to stronger earnings from Teekay Tankers as a result of higher spot tanker rates as well as lower interest expense in Teekay Parent due to bond and convertible debt repurchases completed during 2022, which was partially offset by the loss of earnings contribution from the Teekay Gas Business as a result of the sale of the Teekay Gas Business on January 13, 2022.
In addition, consolidated GAAP net income attributable to shareholders of Teekay increased during the fourth quarter of 2022, compared to the same quarter of the prior year, mainly due to write-downs of $45.9 million primarily related to investments in equity-accounted joint ventures (of which $30 million related to the Teekay Gas Business) which were recognized in the fourth quarter of 2021.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), on voyage charters and in full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	December 31, 2022(2)	September 30, 2022(2)	December 31, 2021(2)
Suezmax revenue days	2,261	2,208	2,324
Suezmax spot TCE per revenue day (3)	$56,008	$33,191	$12,294
Aframax / LR2 revenue days	1,963	1,842	2,043
Aframax / LR2 spot TCE per revenue day (4)	$52,136	$36,591	$13,307
(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)     Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Please refer to Teekay Tankers' fourth quarter of 2022 earnings release for additional information on the financial results for Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
Since September 30, 2022, Teekay Parent has repurchased an additional 3.0 million of its common shares under its share repurchase program for a total cost of $13.4 million. To-date, Teekay has repurchased a total of approximately 4.5 million common shares under the program, or approximately 4.4% of the outstanding common shares immediately prior to commencement of the program in August 2022, for a total cost of $18.7 million, representing an average repurchase price of $4.16 per share.
Teekay Tankers
In November 2022, Teekay Tankers entered into a charter-in agreement for one Suezmax vessel at a rate of $32,250 per day for 54 months with an option to extend for an additional 12 months, while simultaneously entering into a charter-out agreement for the same vessel at a rate of $38,475 per day for a 21 to 26-month period. Both charters commenced in December 2022.

In December 2022, Teekay Tankers entered into a charter-in agreement for one Aframax vessel at a rate of $31,150 per day for 36 months with an option to extend for an additional 12 months, while simultaneously entering into a charter-out agreement for the same vessel at a rate of $48,500 per day for a 12-month period. Both charters commenced in February 2023.

In January 2023, the previously announced eco-Aframax newbuilding was delivered to Teekay Tankers under a charter-in agreement for seven years at a rate of $18,700 per day. The charter includes three one-year extension options, as well as a purchase option.

In February 2023, Teekay Tankers entered into a charter-in contract for one Aframax vessel at a rate of $35,750 per day for 24 months with an option to extend for an additional 12 months. The vessel is expected to be delivered prior to the end of the first quarter of 2023.

In January 2023, Teekay Tankers gave notice to exercise nine vessel purchase options under sale-leaseback arrangements for a total of $164 million. Teekay Tankers expects to purchase the vessels in March 2023 using cash on hand.

In February 2023, Teekay Tankers signed a term sheet for a new secured revolving credit facility for up to $350 million to refinance 19 vessels (including the nine vessels mentioned above) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.

The following table presents Teekay Tankers’ TCE rates booked to date in the first quarter of 2023 for its spot-traded fleet, together with the percentage of total revenue days currently fixed for the first quarter:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$50,600	69%
Aframax / LR2 (1)	$67,600	57%
(1)    Rates and percentage booked to date include Aframax RSA, full service lightering and non-RSA voyage charters for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, depreciation and amortization), adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, both for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	393,479	303,199	196,493	1,190,184	682,508

Voyage expenses	(131,989)	(135,013)	(95,968)	(495,604)	(315,113)
Vessel operating expenses	(63,351)	(59,579)	(72,981)	(275,139)	(295,599)
Time-charter hire expenses	(8,035)	(7,236)	(5,161)	(27,374)	(15,440)
Depreciation and amortization	(24,459)	(24,251)	(26,668)	(99,033)	(106,084)
General and administrative expenses	(13,671)	(13,655)	(17,018)	(57,552)	(74,387)
Gain (loss) on sale and (write-down) of assets	—	21,131	(4,270)	21,863	(92,368)
Asset retirement obligation extinguishment gain (1)	—	—	—	—	32,950
Restructuring charges (2)	(3,811)	(1,211)	(1,517)	(11,579)	(1,820)
Income (loss) from vessel operations	148,163	83,385	(27,090)	245,766	(185,353)

Interest expense	(9,762)	(9,403)	(15,406)	(38,580)	(68,412)
Interest income	3,916	1,753	56	6,689	169
Realized and unrealized gains on
non-designated derivative instruments	581	1,698	565	4,817	467
Equity income (loss)	1,708	221	(12,046)	244	(14,107)
Income tax (expense) recovery	(1,121)	(1,517)	1,560	(1,417)	4,963
Loss on bond repurchases (3)	—	(86)	—	(12,694)	—
Other – net	340	4,805	(5,936)	4,811	(15,190)
Net income (loss) from continuing operations	143,825	80,856	(58,297)	209,636	(277,463)
Income (loss) from discontinued operations (4)	—	—	41,450	(20,276)	274,095
Net income (loss)	143,825	80,856	(16,847)	189,360	(3,368)
Net (income) loss attributable to non-controlling
interests (4)	(104,721)	(47,723)	(540)	(110,953)	11,174
Net income (loss) attributable to the
shareholders of Teekay Corporation	39,104	33,133	(17,387)	78,407	7,806

Amounts attributable to the shareholders of Teekay
Corporation
Income (loss) from continuing operations	143,825	80,856	(58,297)	209,636	(277,463)
Net (income) loss attributable to
non-controlling interests, continuing operations	(104,721)	(47,723)	25,323	(172,881)	174,792
Net income (loss) attributable to the shareholders of
Teekay Corporation, continuing operations	39,104	33,133	(32,974)	36,755	(102,671)
Income (loss) from discontinued operations	—	—	41,450	(20,276)	274,095
Net (income) loss attributable to
non-controlling interests, discontinued operations	—	—	(25,863)	61,928	(163,618)
Net income attributable to the shareholders of
Teekay Corporation, discontinued operations	—	—	15,587	41,652	110,477
Net income (loss) attributable to the
shareholders of Teekay Corporation	39,104	33,133	(17,387)	78,407	7,806

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Earnings (loss) per common share(5) of Teekay Corporation,
continuing operations
- Basic	$0.39	$0.32	$(0.32)	$0.36	$(1.01)
- Diluted	$0.38	$0.32	$(0.32)	$0.35	$(1.01)
Earnings per common share(5) of Teekay Corporation,
discontinued operations
- Basic	$—	$—	$0.15	$0.41	$1.08
- Diluted	$—	$—	$0.15	$0.40	$1.08
Earnings (loss) per common share of Teekay Corporation (5)
- Basic	$0.39	$0.32	$(0.17)	$0.77	$0.08
- Diluted	$0.38	$0.32	$(0.17)	$0.76	$0.08

(1)Asset retirement obligation (ARO) extinguishment gain relates to the derecognition of the ARO liability relating to the Petrojarl Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.
(2)Amounts for the three months ended December 31 and September 30, 2022 and the year ended December 31, 2022, include restructuring charges of $3.8 million, $1.2 million and $10.0 million, respectively, related to the reorganization and realignment of the Company's shared service functions following the sale of the Teekay Gas Business including costs associated with the separation of information technology systems, of which $2.4 million was recovered from Seapeak and was recorded as part of revenues on the consolidated statements of income. The year ended December 31, 2022 also includes restructuring charges of $1.6 million related to the end of operation for the Sevan Hummingbird FPSO unit.
(3)Loss on bond repurchases for the year ended December 31, 2022 includes a $9.2 million loss on repurchase in full of Teekay Parent’s 9.25% Senior Secured Notes due in November 2022 (2022 Notes) and a $3.5 million loss on repurchases of Teekay Parent's 5% Convertible Notes due in January 2023 (Convertible Notes).
(4)Income (loss) from discontinued operations for the year ended December 31, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net (income) loss attributable to non-controlling interests, discontinued operations for the year ended December 31, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which was recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.3 million related to the deconsolidation of the Teekay Gas Business.
(5)Includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	101,031,403	102,608,910	102,319,870	102,119,129	102,148,629
- Diluted	103,858,918	104,712,406	102,319,870	104,415,597	102,148,629
Number of outstanding shares of common stock at end of period	98,318,395	100,401,365	101,571,141	98,318,395	101,571,141

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	129,345	104,802	58,405
Cash and cash equivalents - Teekay Tankers	180,512	78,008	50,572
Short-term investments - Teekay Parent (1)	210,000	245,000	—
Assets held for sale	—	—	43,543
Accounts receivable and other current assets	239,202	192,857	118,474
Bunker and lube oil inventory	60,832	66,173	49,033
Current assets - discontinued operations	—	—	4,804,439
Restricted cash - Teekay Parent	—	—	6
Restricted cash - Teekay Tankers	6,849	5,865	5,356
Vessels and equipment - Teekay Tankers	1,253,368	1,269,985	1,336,998
Operating lease right-of-use assets	42,894	16,063	14,257
Net investment in direct financing and sales-type leases	—	1,759	12,009
Net investment in and loans to equity-accounted investment	16,198	14,490	12,954
Other non-current assets	25,646	26,227	25,936
Total Assets	2,164,846	2,021,229	6,531,982
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	134,342	119,929	144,144
Current liabilities - discontinued operations	—	—	2,877,629
Short-term debt - Teekay Tankers	—	—	25,000
Current portion of long-term debt - Teekay Parent (2)	21,184	21,184	239,806
Current portion of long-term debt and finance leases - Teekay Tankers	60,161	82,307	42,532
Long-term debt - Teekay Parent	—	—	111,383
Long-term debt and finance leases - Teekay Tankers	472,599	487,775	572,240
Operating lease liabilities	43,443	16,802	14,257
Other long-term liabilities	63,511	61,279	72,508

Equity:
Non-controlling interests	746,143	640,043	1,917,433
Shareholders of Teekay	623,463	591,910	515,050
Total Liabilities and Equity	2,164,846	2,021,229	6,531,982

Net (cash) debt - Teekay Parent (3)	(318,161)	(328,618)	292,778
Net debt - Teekay Tankers (3)	345,399	486,209	583,844

(1)Short-term investments - Teekay Parent includes various bank term deposits with initial maturity dates of more than three months but less than one year from the origination date.
(2)As at December 31, 2022, approximately $21.2 million aggregate principal amount of the Convertible Notes due in January 2023 remained outstanding, which amount was fully repaid upon maturity in January 2023.
(3)Net (cash) debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases, less cash and cash equivalents, and, if applicable, restricted cash and short-term investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2022	2021
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	189,360	(3,368)
Less: loss (income) from discontinued operations	20,276	(274,095)
Income (loss) from continuing operations	209,636	(277,463)
Non-cash and non-operating items:
Depreciation and amortization	99,033	106,084
(Gain) loss on sale and write-down of assets	(21,863)	92,368
Asset retirement obligation extinguishment gain	—	(32,950)
Other	17,783	33,470
Receipts from sales-type lease	10,489	—
Change in other operating assets and liabilities	(127,592)	(35,021)
Asset retirement obligation expenditures	(775)	(1,419)
Expenditures for dry docking	(14,423)	(26,974)
Net operating cash flow - continuing operations	172,288	(141,905)
Net operating cash flow - discontinued operations	26,866	220,021
Net operating cash flow	199,154	78,116

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	—	221,167
Prepayments of long-term debt	(614,677)	(135,000)
Scheduled repayments of long-term debt	(56,914)	(11,229)
Proceeds from short-term debt	134,000	50,000
Prepayments of short-term debt	(159,000)	(35,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,108	140,226
Prepayments of obligations related to finance leases	—	(184,115)
Scheduled repayments of obligations related to finance leases	(50,636)	(23,873)
Sale of Teekay Tankers common shares	22,809	—
Purchase of Teekay Tankers common shares	(5,269)	(4,749)
Repurchase of Teekay Corporation common shares	(15,369)	—
Other financing activities	—	(1,046)
Net financing cash flow - continuing operations	(456,948)	16,381
Net financing cash flow - discontinued operations	—	(242,037)
Net financing cash flow	(456,948)	(225,656)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(15,430)	(21,447)
Proceeds from sale of vessels and equipment	82,621	58,090
Purchase of short term investments	(210,000)	—
(Advances to) repayments by equity-accounted joint venture	(3,000)	1,500
Proceeds from sale of the Teekay Gas Business, net of cash sold	454,789	—
Net investing cash flow - continuing operations	308,980	38,143
Net investing cash flow - discontinued operations	—	(30,973)
Net investing cash flow	308,980	7,170
Increase (decrease) in cash, cash equivalents, restricted cash and cash held for sale	51,186	(140,370)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	265,520	405,890
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	316,706	265,520

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2022		2022		2022
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	143,825		80,856		189,360
Adjust for: Net income attributable to
non-controlling interests	(104,721)		(47,723)		(110,953)
Net income attributable to
shareholders of Teekay	39,104	0.39	33,133	0.32	78,407	0.77
(Subtract) add specific items affecting net loss
Unrealized gains from derivative instruments	621	0.01	(1,126)	(0.01)	(3,221)	(0.03)
FPSO decommissioning costs, net of recoveries	2,238	0.02	(2,750)	(0.03)	7,070	0.07
Gain on sale of assets	—	—	(21,131)	(0.21)	(21,863)	(0.21)
Restructuring charges, net of recoveries	3,811	0.04	1,000	0.01	8,980	0.09
Items relating to discontinued operations (2)	—	—	—	—	36,594	0.36
Loss on bond repurchases and other (3)	(679)	(0.01)	(927)	(0.01)	11,576	0.11
Non-controlling interests’ share of items above (4)	(776)	(0.01)	7,113	0.07	(52,934)	(0.52)
Total adjustments	5,215	0.05	(17,821)	(0.17)	(13,798)	(0.13)
Adjusted net income attributable to
shareholders of Teekay	44,319	0.44	15,312	0.15	64,609	0.63
(1)Basic per share amounts.
(2)Primarily relates to items presented in loss from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.7 million in the year ended December 31, 2022.
(3)Includes a loss on the repurchase of the 2022 Notes in full and a loss on repurchases of the Convertible Notes. Refer to footnote (3) of the Summary Consolidated Statements of Income (Loss). Also includes foreign currency exchange gains.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021		2021
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(16,847)		(3,368)
Adjust for: Net (income) loss attributable to
non-controlling interests	(540)		11,174
Net (loss) income attributable to shareholders
of Teekay	(17,387)	(0.17)	7,806	0.08
Add (subtract) specific items affecting net (loss) income
Unrealized gains from derivative instruments	(831)	(0.01)	(2,345)	(0.02)
FPSO decommissioning costs, net of recoveries	1,249	0.01	8,888	0.09
Write-down and loss on sale of assets	15,854	0.16	103,952	1.02
Asset retirement obligation extinguishment gain(2)	—	—	(32,950)	(0.32)
Restructuring charges, net of recoveries	1,512	0.01	1,815	0.02
Items relating to discontinued operations (3)	22,362	0.22	(12,879)	(0.13)
Other	5,729	0.06	12,779	0.13
Non-controlling interests’ share of items above(4)	(20,134)	(0.20)	(67,268)	(0.66)
Total adjustments	25,741	0.25	11,992	0.12
Adjusted net income attributable to
shareholders of Teekay	8,354	0.08	19,798	0.20
(1)Basic per share amounts.
(2)Amounts for the year ended December 31, 2022 include the derecognition of the asset retirement obligation (ARO) liability relating to the Petrojarl Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.
(3)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended December 31, 2022
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues (2)	367,318	26,161		393,479

Voyage expenses	(131,989)	—		(131,989)
Vessel operating expenses (2)	(36,209)	(27,174)	32	(63,351)
Time-charter hire expense	(8,035)	—		(8,035)
Depreciation and amortization	(24,459)	—		(24,459)
General and administrative expenses	(10,942)	(2,697)	(32)	(13,671)
Restructuring charges	(1,409)	(2,402)		(3,811)

Income (loss) from vessel operations	154,275	(6,112)	—	148,163

Interest expense	(9,666)	(96)		(9,762)
Interest income	920	2,996		3,916
Realized and unrealized gain on
non-designated derivative instruments	581	—		581
Equity income	1,708	—		1,708
Equity in income of subsidiaries (3)	—	41,706	(41,706)	—
Income tax expense	(901)	(220)		(1,121)
Other - net	(490)	830		340
Net income	146,427	39,104	(41,706)	143,825
Net income attributable to
non-controlling interests (4)	—	—	(104,721)	(104,721)
Net income attributable
to shareholders
of publicly-listed entities	146,427	39,104	(146,427)	39,104
(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)Teekay Parent's revenues and vessel operating expenses include $0.3 million and $3.6 million, respectively, related to the FPSO business.
(3)Teekay Parent's proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Year Ended December 31, 2022
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues (2)	1,063,111	127,073		1,190,184

Voyage expenses	(495,604)	—		(495,604)
Vessel operating expenses (2)	(150,448)	(124,765)	74	(275,139)
Time-charter hire expense	(27,374)	—		(27,374)
Depreciation and amortization	(99,033)	—		(99,033)
General and administrative expenses	(41,769)	(15,709)	(74)	(57,552)
Gains on asset sales	8,888	12,975		21,863
Restructuring charges	(1,822)	(9,757)		(11,579)

Income (loss) from vessel operations	255,949	(10,183)	—	245,766

Interest expense	(35,740)	(2,840)		(38,580)
Interest income	1,338	5,351		6,689
Realized and unrealized gain (loss) on
non-designated derivative instruments	5,179	(362)		4,817
Equity income (loss)	244	—		244
Equity in income (loss) of subsidiaries (3)	—	66,803	(66,803)	—
Income tax expense	(529)	(888)		(1,417)
Loss on bond repurchases		(12,694)		(12,694)
Other - net	2,645	2,166		4,811
Net income	229,086	47,353	(66,803)	209,636
Income from discontinued operations	—	(20,276)		(20,276)
Net (income) loss attributable to
non-controlling interests (4)	—	51,330	(162,283)	(110,953)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	229,086	78,407	(229,086)	78,407

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)Teekay Parent's revenues and vessel operating expenses include $27.1 million and $34.1 million, respectively, related to the FPSO business.
(3)Teekay Parent’s proportionate share of the net income (loss) of its publicly-traded subsidiaries, Teekay Tankers and Teekay LNG.
(4)Net (income) loss attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	143,825	80,856	(16,847)
Depreciation and amortization	24,459	24,251	26,668
Interest expense, net of interest income	5,846	7,650	15,350
Income tax expense (recovery)	1,121	1,517	(1,560)
EBITDA	175,251	114,274	23,611
Specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	—	(21,131)	4,270
Realized and unrealized gains on derivative instruments	(581)	(1,698)	(565)
Realized gains (losses) from the settlements of non-designated derivative instruments	827	380	(184)
Equity (income) loss	(1,708)	(221)	12,046
Loss on bond repurchases	—	86	—
Other - net	(340)	(4,805)	5,936
Items relating to income from discontinued operations(1)	—	—	54,313
Adjusted EBITDA	173,449	86,885	99,427

(1)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)
Net income (loss)	189,360	(3,368)
Depreciation and amortization	99,033	106,084
Interest expense, net of interest income	31,891	68,243
Income tax expense (recovery)	1,417	(4,963)
EBITDA	321,701	165,996
Specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	(21,863)	92,368
Asset retirement obligation extinguishment gain	—	(32,950)
Adjustments for direct financing and sales-type lease to a cash basis	—	(203)
Realized and unrealized gains on derivative instruments	(4,817)	(467)
Realized gains (losses) from the settlements of non-designated derivative instruments	1,063	(604)
Equity (income) loss	(244)	14,107
Loss on bond repurchases	12,694	—
Other - net	(4,811)	15,190
Items relating to income from discontinued operations(1)	37,941	141,462
Adjusted EBITDA	341,664	394,899

(1)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding the financial impact of upcoming refinancing transactions on Teekay Tankers' interest costs and cash flow break-even levels; Teekay Tankers' ability to use its operating leverage to benefit from current tanker market conditions; management's view on the strength of the tanker market and the tanker rate environment; management's expectations regarding the occurrence and anticipated timing of the delivery to Teekay Tankers of an in-chartered vessel; the funding and expected timing of Teekay Tankers' repurchase of certain vessels following exercise of related purchase options; the occurrence and expected timing of the refinancing of 19 Teekay Tankers vessels; the estimates and anticipated payment schedule of Teekay Parent's remaining FPSO decommissioning and recycling costs; and Teekay Parent’s ability to utilize its strengthened balance sheet and financial flexibility to create long-term shareholder value.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the demand for oil, refined products and tankers; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; the duration and extent of the COVID-19 pandemic and of Russia's war with Ukraine, and any resulting effects on the markets in which the Company operates; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); the ability to complete and/or delay of vessel deliveries or purchases or of the debt refinancing; the amount of Teekay's cash on hand; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda